Exhibit 21.1

SUBSIDIARIES

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG.Philips LCD Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%

LG.Philips LCD America, Inc.	Sales	U.S.A.	September 1999	US$	5,000,000	100%	100%

LG.Philips LCD Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%

LG.Philips LCD Germany GmbH	Sales	Germany	November 1999	EUR	960,000	100%	100%

LG.Philips LCD Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	256,589,600	100%	100%

LG.Philips LCD Hong Kong Co., Ltd.	Sales	Hong Kong	January 2003	HK$	11,500,000	100%	100%

LG.Philips LCD Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%